SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission File Number 1-3526


                A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                 Mirant Services
                              Employee Savings Plan

                               c/o Mirant Services
                             1155 Perimeter Center W
                             Atlanta, Georgia 30338



              B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               Mirant Corporation
                             1155 Perimeter Center W
                             Atlanta, Georgia 30338

                                 MIRANT SERVICES

                              EMPLOYEE SAVINGS PLAN


            FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE AND EXHIBITS

                           DECEMBER 31, 2002 AND 2001





                                TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits--December 31, 2002 and 2001

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002


                       NOTES TO THE FINANCIAL STATEMENTS


SCHEDULE SUPPORTING FINANCIAL STATEMENTS

     Schedule  I:  Schedule  H,  Line  4i--Schedule  of  Assets  (Held at End of
     Year)--December 31, 2002



                                    EXHIBITS



23.1   Independent Auditors' Consent

23.2   Notice Regarding Consent of Arthur Andersen LLP

99.1   Certification pursuant to Section 906 of the Sarbanes-Oxley Act

                          Independent Auditors' Report


The Plan Administrator
Mirant Services
     Employee Savings Plan:


We have audited the accompanying statement of net assets available for benefits of the Mirant Services Employee Savings Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying statement of net assets available for benefits as of December 31, 2001 was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on the statement of net assets available for benefits as of December 31, 2001, in their report dated April 16, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the 2002 financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the 2002 financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall 2002 financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.


Our audit was performed for the purpose of forming an opinion on the 2002 basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the 2002 basic financial statements but is supplementary information required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 basic financial statements taken as a whole.






Atlanta, Georgia
June 20, 2003

The following report of independent accountants is a copy of the report previously issued in connection with the Plan's 2001 financial statements on Form 11-K and has not been reissued by Arthur Andersen LLP, the former independent public accountants. The Arthur Andersen report refers to certain financial information as of December 31, 2000 and for the year ended December 31, 2001, which are no longer included in the accompanying financial statements.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Mirant Services Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Mirant Services Employee Savings Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the year ended December 31, 2001 and for the period from December 19, 2000 (inception) through December 31, 2000.

These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001 and for the period from December 19, 2000 (inception) through December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of assets (held at end of year) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


 /s/Arthur Andersen, LLP
 -----------------------
Arthur Andersen, LLP
Atlanta, Georgia
April 16, 2002

                                 MIRANT SERVICES
                              EMPLOYEE SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001

                                                                                          2002                  2001
                                                                                   -------------------   -------------------
Assets:
     Investments, at fair value (notes 3 and 4)                                 $      107,620,395           125,103,350
     Company contributions receivable                                                    1,084,215             4,475,068
     Accrued income                                                                         89,257                93,373
                                                                                   -------------------   -------------------
                 Net assets available for benefits                              $      108,793,867           129,671,791
                                                                                   ===================   ===================
See accompanying notes to financial statements.


                                 MIRANT SERVICES
                              EMPLOYEE SAVINGS PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2002


Additions (reductions) to net assets attributed to:
     Investment income (loss):
        Net depreciation in fair value of investments (note 4)                                        $      (31,262,102)
        Dividends and interest                                                                                 3,209,210
                                                                                                         -------------------
                 Total investment loss                                                                       (28,052,892)
                                                                                                         -------------------
     Contributions:
        Participants                                                                                          12,224,745
        Company                                                                                               10,634,296
                                                                                                         -------------------
                 Total contributions                                                                          22,859,041
                                                                                                         -------------------
                                                                                                         -------------------
     Transfer from affiliated plan (note 7)                                                                      342,343
                                                                                                         -------------------
                                                                                                         -------------------
                 Total reductions                                                                             (4,851,508)
                                                                                                         -------------------
Deductions:
     Benefits paid to participants or beneficiaries                                                           15,871,079
     Administrative expenses                                                                                       6,150
     Transfer to other plan (note 8)                                                                             149,187
                                                                                                         -------------------
                 Total deductions                                                                             16,026,416
                                                                                                         -------------------
                 Net decrease in net assets available for benefits                                           (20,877,924)

Net assets available for benefits:
     Beginning of year                                                                                       129,671,791
                                                                                                         -------------------
     End of year                                                                                      $      108,793,867
                                                                                                         ===================
See accompanying notes to financial statements.




                                 MIRANT SERVICES
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001




(1) Summary of Significant Accounting Policies

     The following is a summary of significant accounting policies followed by the Mirant Services Employee Savings Plan (Plan) in preparing its financial statements.

     (a)  Basis of Presentation

          The records of the Plan are maintained on the cash basis of accounting. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (b)  Investments

          Investments in mutual funds and common stocks are stated at fair value based on quoted market prices or as determined by T. Rowe Price (Trustee). Investments in money market funds and loans to participants are stated at cost which approximates fair value. Securities transactions are accounted for on a trade date basis.

          Realized and unrealized investment gains and losses are included in net depreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.

          The Plan's investments include funds which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

     (c)  Fair Value of Financial Instruments

          Investments in securities are stated at fair value. In addition, management of the Plan believes that the carrying amount of contribution receivable and accrued income is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(2) Plan Description

     The following description of the Plan provides only general information. Participants should refer to the summary plan description or the plan document for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan sponsored by Mirant Services, LLC (the Company), a wholly owned subsidiary of Mirant Corporation, covering all regular full-time and part-time employees of the Company, excluding persons who are members of a collective bargaining unit, a cooperative education employee, or a leased or temporary employee, as defined. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

          The Plan is administered by a benefits committee appointed by the Company. The benefits committee is responsible for the control, management, and administration of the Plan and the assets held in trust at the Trustee as of December 31, 2002 and 2001 and for the year ended December 31, 2002.

          On January 19, 2001, Southern Energy, Inc. announced, as part of its separation from Southern Company, that it was changing its name to Mirant Corporation. It began doing business as Mirant Corporation on January 22, 2001 and legally changed the name on February 26, 2001. The Company, noted above, is the employing company and plan sponsor.

     (b)  Transferred Accounts and Merged Plans

          In December 2000, an affiliate of Southern Energy Resources, Inc. acquired certain assets of Potomac Electric Power Company (PEPCO). Pursuant to the acquisition, certain former employees of PEPCO who were eligible to participate in the PEPCO Exempt Retirement Savings Plan and the PEPCO Nonbargaining Unit, Nonexempt Retirement Savings Plan became eligible to participate in the Plan on December 19, 2000. The accounts of the former PEPCO employees who elected to a Voluntary Trust-to-Trust transfer were transferred into the Plan in early 2001 and were mapped to investments under the Plan with comparable investment objectives. The portions of the participants' accounts, which were invested in the PEPCO stock fund prior to the transfer, were invested in PEPCO common stock under the Plan.

          In conjunction with the Company's spin-off from Southern Company, if an employee was eligible to participate in the Plan on April 2, 2001, his accounts under the Southern Company Employee Savings Plan, Southern Company Employee Stock Ownership Plan, and the Southern Company Performance Savings Plan were transferred to the Plan beginning on May 1, 2001 (collectively referred to as the Southern Transferred Accounts). The Southern Transferred Accounts were mapped to investments under the Plan with comparable investment objectives. The portions of the participants' accounts, which were invested in the Southern Company stock fund prior to the transfer, were invested in Southern Company common stock under the Plan.

          In addition, on May 1, 2001, the assets of the Southern Company Energy Marketing Employee Savings Plan (the SCEM) merged into the Plan and were mapped to investments under the Plan with comparable investment objectives. Certain participants in the SCEM plan previously participated in the Vastar Savings Plan or the Vastar Capital Accumulation Plan. Once the participants' accounts were transferred to the SCEM plan, the participants could not invest new contributions in the Atlantic Richfield Company (ARCO) stock fund. Effective April 2000, the SCEM plan replaced each share of ARCO stock with 1.64 shares of BP Amoco stock, as ARCO was acquired by BP Amoco during calendar year 2000. The portions of the participants' accounts which were invested in the BP Amoco stock fund prior to the transfer were invested in BP Amoco common stock under the Plan.

     (c)  Contributions

          Participants may elect to contribute, on a pretax or after-tax basis, in 1% increments up to 30% of their compensation, subject to certain limitations defined by the Plan. Participants may allocate their contributions in multiples of 1% to various investment funds of the Plan. Participants may change their contribution percentages at any time. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. The Company provides a matching contribution equal to 75% of the participant's contribution up to a maximum of 6% of the participant's base compensation. The Company's matching contribution is invested in the Company stock fund; however, participants may redirect these contributions to any of the investment funds offered by the Plan.

          For all nonunion full-time and part-time employees who do not participate in a defined benefit plan, the Company makes a quarterly fixed profit-sharing contribution equal to 3% of each eligible participant's compensation. In addition, the Company may elect to make a discretionary annual profit-sharing contribution to the Plan ranging from 0% to 7% of the participant's eligible compensation to be allocated pro rata. Eligible compensation is the participant's actual base salary pay plus short-term incentive pay received during the period. The Company made discretionary contributions of $1,068,459 for the year ended December 31, 2002.

     (d)  Participant Accounts

          Each participant's account is credited with the participant's contribution, the Company's matching contributions, and an allocation of any profit-sharing contributions (if applicable). Investment income
          (loss), realized gains/losses, and the change in unrealized appreciation or depreciation on plan investments are credited to participants' accounts daily based on the proportion of each participant's account balance to the total account balance within each investment fund.

          A participant may direct his contributions and the fixed profit-sharing contributions into any of the investment fund options offered by the Plan. A participant may change his election options at any time. Company matching and discretionary profit-sharing contributions are initially invested in the Company stock fund until the participant elects to redirect the contributions to another investment fund.

          Participants with investments held in the Southern Company stock fund, PEPCO stock fund, and BP Amoco stock fund will have five years (until March 31, 2006) to liquidate their investment position in the stock and transfer the proceeds into other investment options within the Plan. These Plan investment options are considered frozen; therefore, no new contributions may be made into these options. There are no other restrictions on transferring in or out of any other investment options within the Plan.

     (e)  Benefits

          Upon termination of service, death, or disability, a participant or his beneficiary may elect to receive an amount equal to the value of his account in a lump-sum distribution. If account balances are less than $5,000, participants will automatically receive a lump-sum payment. If a participant retires, he may elect to receive a lump-sum distribution or annual installments for a period not to exceed 20 years or life expectancy. Distributions upon termination of service, retirement, disability, or death are normally made in cash unless shares of common stock are requested.

          Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the Plan agreement.

          A participant may borrow the lesser of $50,000, less the highest outstanding loan balance in the previous 12 months, or 50% of his vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over the respective term of the loan. The interest rate is determined by the plan administrator based on the current prime rate at the time of the loan and is fixed over the life of the note. A participant may have up to two general-purpose loans and one loan for a residence outstanding at any given time.

     (f)  Vesting

          Participants are immediately vested in their before-tax and after-tax contributions, and roll-over contributions. Active employees as of April 2, 2001 are always 100% vested in the Company matching contributions. The vested percentage of the participant's fixed profit-sharing and discretionary profit-sharing contributions is based on the participant's years of service. Company matching for new hires after April 2, 2001 also vests based on the participant's years of service. Vesting percentages are as follows:


         Company matching and fixed profit-sharing contributions       Vested percent

          Years of service:
             Less than one                                                  0%
             One but less than two                                          33-1/3
             Two but less than three                                        66-2/3
             Three or more                                                  100


         Discretionary profit-sharing contributions                    Vested percent

           Years of service:
             Less than one                                                  0%
             One but less thank two                                         100

          Participants with a Transferred Performance Sharing Plan account are 100% vested after five years of service. Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. Forfeitures totaled $360,497 in 2002.

     (g)  Administrative Expenses

          Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees.

(3) Transactions with Parties-in-Interest

     At December 31, 2002 and 2001, the Plan held investments in funds sponsored by the Trustee with current values of $61,199,530 and $64,832,956, respectively. The Plan held investments in 327,993 and 354,797 shares of PEPCO Stock Fund with current values of $6,359,791 and $8,007,764 at December 31, 2002 and 2001, respectively. The Plan held investments in 668,025 and 897,663 shares of Southern Company with current values of $18,965,234 and $22,755,754 at December 31, 2002 and 2001, respectively.
     The Plan held 3,575,373 and 1,027,663 shares of Mirant Corporation common stock with current values of $6,685,948 and $16,463,171 at December 31, 2002 and 2001, respectively. These transactions qualify as party-in-interest transactions.

(4) Investments

     Individual assets that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001 are as follows:

                                                                   2002           2001

     T. Rowe Price Stable Value Fund                        $   20,371,490      17,426,118
     Mirant Corporation Stock Fund                               6,685,948      16,463,171
     T. Rowe Price Equity Index Trust Fund                      12,605,642      15,436,438
     T. Rowe Price Personal Strategy Balanced Fund               6,414,889       7,262,655
     T. Rowe Price Small Cap Stock Fund                          6,661,550       6,698,243
     T. Rowe Price Blue Chip Growth Fund                        11,012,204      14,496,273
     PEPCO Stock Fund                                            6,359,791       8,007,764
     Southern Company Stock Fund                                18,965,234      22,755,754

     During 2002, the Plan's investments depreciated as follows:

     Common Stocks                                          $ (19,857,968)
     Mutual Funds                                             (11,404,134)
                                                            --------------
                 Net depreciation in fair value             $ (31,262,102)
                                                            ==============

(5) Federal Income Taxes

     The Internal Revenue Service has determined and informed the Company by a letter dated October 25, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)  Plan Termination

     While it is the Company's intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

(7)  Transfers from Affiliated Plan

     During 2002, due to changes in employment status, the Plan received transferred account balances of certain participants from the Mirant Services Bargaining Unit Employee Savings Plan.

(8)  Transfer to Other Plan

     Effective June 5, 2002, following the sale of Stateline Power generating facility (Stateline), plan assets of $149,187 attributable to Stateline employees were transferred to the Dominion Salaried Savings Plan.

(9)  Partial Plan Termination

     During 2002, Mirant adopted a plan to restructure its operations by exiting certain activities, canceling and suspending planned power plan developments, closing business development offices, and severing employees. The restructuring caused the Plan to experience a partial plan termination event, the consequences of which were that those employees who were not 100% vested in their benefits and who terminated in connection with the restructuring, became vested pursuant to the provision set forth in Section
     15.2 of the Plan.

(10) Litigation

     On April 17, 2003, a purported class action lawsuit alleging violations of ERISA was filed in the United States District Court for the Northern District of Georgia entitled James Brown v. Mirant Corporation, et al., Civil Action No. 1:03-CV-1027 (the ERISA Litigation). The ERISA Litigation names as defendants Mirant Corporation, certain of its current and former officers and directors, and Southern Company. The plaintiff, who seeks to represent a putative class of participants and beneficiaries of the plan alleges that defendants breached their duties under ERISA by, among other things: (1) concealing information from the Plans' participants and beneficiaries; (2) failing to ensure that the Plans' assets were invested prudently; (3) failing to monitor the Plans' fiduciaries; and (4) failing to engage independent fiduciaries to make judgments about the Plans' investments. The plaintiff seeks unspecified damages, injunctive relief, attorneys' fees and costs.

     On June 3, 2003, a second purported class action lawsuit alleging violations of ERISA was filed in the United States District Court for the Northern District of Georgia entitled Greg Waller v. Mirant Corporation, et al., Civil Action No. 1:03-CV-1558 (the ERISA Litigation II). The ERISA Litigation II names as defendants Mirant Corporation, certain of its current and former officers and directors, and Southern Company. The claims asserted, factual allegations made, and the relief underlying this lawsuit are substantially similar to those described above in the ERISA Litigation.

                                 MIRANT SERVICES
                              EMPLOYEE SAVINGS PLAN
                        Schedule H, Line 4i - Schedule of
                          Assets (Held at End of Year)
                                December 31, 2002

                                                                                                              Current
           Identity of issuer                                       Description of investments                value
----------------------------------------------------------    ----------------------------------------   ------------------
    Franklin Small Cap Growth Fund                                142,741  mutual fund units          $       3,133,167
    Scudder International Fund                                     53,743  mutual fund units                  1,631,623
    American New Perspective Fund                                  74,476  mutual fund units                  1,343,547
    PIMCO Total Return Fund                                       499,539  mutual fund units                  5,330,082
*   T. Rowe Price Equity Index Trust Fund                         524,797  mutual fund units                 12,605,642
*   T. Rowe Price Personal Strategy Income Fund                    62,750  mutual fund units                    753,001
*   T. Rowe Price Personal Strategy Balanced Fund                 472,726  mutual fund units                  6,414,889
*   T. Rowe Price Personal Strategy Growth Fund                   207,973  mutual fund units                  3,146,637
*   T. Rowe Price Small Cap Stock Fund                            309,840  mutual fund units                  6,661,550
*   T. Rowe Price Blue Chip Growth Fund                           501,695  mutual fund units                 11,012,204
*   T. Rowe Price Tradelink Investments                           234,117  mutual fund units                    234,117
*   T. Rowe Price Stable Value Fund                            20,371,490  money market fund units           20,371,490
*   Mirant Corporation Stock Fund                               3,575,373  shares of common stock             6,685,948
    BP Amoco Stock Fund                                            11,919  shares of common stock               484,510
*   PEPCO Stock Fund                                              327,993  shares of common stock             6,359,791
*   Southern Company Stock Fund                                   668,025  shares of common stock            18,965,234
    Participant loans (interest rates ranging from
        4.25% to 4.75% with maturity dates through
        December 31, 2017)                                                                                    2,486,963
                                                                                                         ------------------
                                                                                                      $     107,620,395
                                                                                                         ==================
* Indicates a party-in-interest to the Plan.

 See accompanying independent auditors' report.




                                    SIGNATURE



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                 MIRANT SERVICES
                              EMPLOYEE SAVINGS PLAN




                              /S/ Vance Booker
                              Vance Booker
                              Senior Vice President
                              Administration and Technical



June 26, 2003

                                                                    EXHIBIT 23.1



                          INDEPENDENT AUDITORS' CONSENT



The Board of Directors
Mirant Corporation:

We consent to the incorporation by reference in registration statement (No. 333-56574) on Form S-8 of our report dated June 20, 2003, relating to the statement of net assets available for plan benefits of the Mirant Services Employee Savings Plan as of December 31, 2002 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002 and related supplemental schedule, which report appears in the December 31, 2002 annual report on Form 11-K of the Mirant Services Employee Savings Plan.

                                   /s/KPMG LLP



Atlanta, Georgia
June 25, 2003

                                                                    EXHIBIT 23.2



     NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

     Section 11(a) of the Securities Act of 1933, as amended (the "Securities Act"), provides that if any part of a registration statement at the time such part becomes effective contains an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement, or as having prepared or certified any report or valuation which is used in connection with the registration statement, with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant.

     This Form 11-K is incorporated by reference into the following previously filed registration statements of Mirant Services Employee Savings Plan (the
Plan): Registration Statement on Form S-8 file number 333-56574 (the "Registration Statement") and, for purposes of determining liability under the Securities Act, is deemed to be a new registration statement for each Registration Statement into which it is incorporated by reference.

     On May 15, 2002, the Plan dismissed Arthur Andersen LLP ("Arthur Andersen") as its independent public accountant and appointed KPMG LLP to replace Arthur Andersen. Both the engagement partner and the manager for the Plan's prior fiscal year audit are no longer with Arthur Andersen. As a result, the Plan has been unable to obtain Arthur Andersen's written consent to incorporate by reference into the Registration Statements Arthur Andersen's audit report regarding the Plan's financial statements as of December 31, 2001. Under these circumstances, Rule 437a under the Securities Act and Rule 2-02 of Regulation S-X promulgated by the Securities and Exchange Commission permit the Plan to file this Form 11-K without a written consent from Arthur Andersen. As a result, however, Arthur Andersen will have no liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Arthur Andersen under Section 11(a) of the Securities Act for any purchases of securities under the Registration Statements made on or after the date of the Form 11-K. However, to the extent provided in Section 11(b)(3)(C) of the Securities Act, other persons who are liable under Section 11(a) of the Securities Act, including the Plan's officers and directors, may still rely on Arthur Andersen's original audit reports as being made by an expert for purposes of establishing a due diligence defense under Section 11(b) of the Securities Act.

                                                            EXHIBIT 99.1


         CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT

June 26, 2003


U. S. Securities and Exchange Commission 450 Fifth Street, N. W.
Washington, D.C. 20549

Ladies and Gentlemen:

     The certification set forth below is being submitted to the Securities and Exchange Commission solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code. This certification is not to be deemed to be filed pursuant to the Securities Exchange Act of 1934 and does not constitute a part of the Annual Report for the Mirant Services Employee Savings Plan (the "Plan") on Form 11-K for the period ending December 31, 2002 (the "Report") accompanying this letter.

     Vance N. Booker, the Senior Vice President, Administration and Technical of Mirant Corporation ("Mirant"), the deemed Chief Executive Officer of the Plan, and Harvey A. Wagner, the Chief Financial Officer of Mirant, the deemed Chief Financial Officer of the Plan, each certifies that, to the best of their knowledge:

     1. such Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

     2. the information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.


                               /s/ Vance N. Booker
                            --------------------------------------------
                              Name: Vance N. Booker
                            Title:  deemed Chief Executive Officer

                              /s/ Harvey A. Wagner
                            --------------------------------------------
                             Name: Harvey A. Wagner
                            Title:  Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Mirant Corporation and will be retained by Mirant Corporation and furnished to the Securities and Exchange Commission or its staff upon request.